

News Release
B2Gold Announces that Both Leading Independent Proxy Advisory Firms, ISS and
Glass Lewis, Recommend B2Gold Shareholders Vote For All Proposed Items
at the Upcoming Annual General & Special Meeting

Vancouver, BC, June 9, 2022 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold") is pleased to announce the support of Institutional Shareholder Services ("ISS") and Glass Lewis & Co. ("Glass Lewis"), who have both recommended that shareholders vote FOR the Say on Pay resolution as well as vote FOR all other proposed items to be considered at the upcoming Annual General & Special Meeting of Shareholders of B2Gold.

ISS and Glass Lewis are leading third party proxy advisory firms who, among other services, provide independent analysis and proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

B2Gold Annual General & Special Meeting:

The Annual General & Special Meeting of Shareholders of B2Gold is scheduled for 2pm PDT/5pm EDT on Wednesday, June 22, 2022, at the Fairmont Hotel Vancouver, Pacific Ballroom, 900 West Georgia Street, Vancouver, BC, Canada, V6C 2W6, and in a virtual format conducted via live audio webcast online at https://web.lumiagm.com/484692983.

> ***B2Gold shareholders are encouraged to vote their shares as soon as possible, and in***
> ***any case well in advance of the proxy voting deadline on Monday, June 20, 2022,***
> ***at 2pm PDT/5pm EDT***
>
> **B2Gold's Board of Directors recommends that**
> **shareholders vote FOR all proposed resolutions**

B2Gold encourages shareholders to read the meeting material in detail. Copies of the meeting material, including the management information circular, are available under B2Gold's profile on SEDAR at www.sedar.com and on B2Gold's website at www.b2gold.com/investors/agm/.

How to Vote:

Shareholders are encouraged to vote well in advance of the proxy voting deadline using one of the three methods below.

		Registered Shareholders *Common Shares held in own name and represented by a physical certificate or DRS.*	**Beneficial Shareholders** *Common Shares held with a broker, bank or other intermediary.*
🌐	Internet	www.investorvote.com	www.proxyvote.com
☎	Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
✉	Mail	Return the form of proxy in the enclosed envelope.	Return the voting instruction form in the enclosed envelope.

Shareholder Questions:

B2Gold shareholders who have questions about the proposed items to be considered at the Annual General & Special Meeting or require assistance with the hybrid format or voting their shares should contact B2Gold's proxy solicitation agent, Laurel Hill Advisory Group.

Laurel Hill Advisory Group:

North America Toll Free: +1 877-452-7184
Collect Calls Outside North America: +1 416-304-0211
Email: assistance@laurelhill.com

About B2Gold:

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022.

ON BEHALF OF B2GOLD CORP.
"**Clive T. Johnson**"
President & Chief Executive Officer

For more information on B2Gold or the 2021 AGM please visit the Company website at www.b2gold.com or contact:

Randall Chatwin
SVP, Legal & Corporate Communications
+1 604-681-8371
rchatwin@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
cdegeer@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2022 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, and including, without limitation: total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippine and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations;

shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.